Filed by Eli Lilly and Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

[EXCERPTS FROM ELI LILLY AND COMPANY’S Q4 2018 WEBCAST ON FEBRUARY 6, 2019]

Comments from David A. Ricks, Chairman, President and Chief Executive Officer, and Joshua L. Smiley, Senior Vice President and Chief Financial Officer:

I’d also like to provide an update on our plans for completing the full separation of Elanco. As we stated during our December investment community meeting, operationally we are ready to effect the full separation. Today, we are providing a timeline for the separation as well as the method we’ll use to dispose of our remaining 293 million Elanco shares. Specifically, we plan to launch an exchange offer to Lilly shareholders in the first half of this year to exchange our remaining Elanco shares for Lilly shares. The exact timing of our decision to launch the exchange offer will depend upon market conditions, but the launch of the tender could occur as early as the coming days.

We’re pleased with the market’s reception of Elanco’s IPO and with Elanco’s performance as a publicly-traded company. Jeff and his team are well prepared to take the next step and Elanco employees are excited about their future. We are proud of what we have accomplished together and we share their enthusiasm for Elanco’s future.

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We will provide an EPS range once we have executed the Elanco exchange offer and know the number of Lilly shares retired.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.